Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form S-3 of MB Financial, Inc. of our reports dated March 7, 2014, with respect to the consolidated balance sheets of Taylor Capital Group, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 Annual Report on Form 10-K of Taylor Capital Group, Inc. and were incorporated by reference into the Current Report on Form 8-K/A filed by MB Financial, Inc. on November 3, 2014, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois

November 3, 2014